

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Via Facsimile ((718) 793-4034)
Joseph G. D'Arrigo
Chief Executive Officer
Native American Energy Group, Inc.
108-18 Queens Blvd., Suite 901
Forest Hills, New York 11375

>   **Re: Native American Energy Group, Inc.**
>   **Amendment No. 5 to Registration Statement on Form 10**
>   **Filed April 12, 2011**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed April 15, 2011**
>   **File No. 0-54088**

Dear Mr. D'Arrigo:

We have reviewed your filings and response letter dated April 12, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.   We note your statement at page 40 that your annual report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. However, it appears that you are not entitled to rely on the safe harbor set forth in those provisions. For example, please see Exchange Act Section 21E(b)(1)(C). Please revise your disclosure to remove any implication that you are entitled to rely on such safe harbor.

Controls and Procedures, page 45

2.   We note your disclosure that your chief executive officer and chief financial officer concluded that your controls and procedures were effective as of the end of the period covered by your annual report. However, we also note that you were late in filing your quarterly report on Form 10-Q for the quarter ended September 30, 2010. Please tell us how your officers determined that your controls and procedures were effective despite such late filing.

Signatures, page 56

3.   Please revise your filing to provide proper signatures. In that regard, General Instruction D(2)(a) of Form 10-K requires that the report be signed by at least the majority of the board of directors. In that regard, we note that only one individual signed the report in his capacity as a director.

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note your auditor, Kalantry LLP (formerly Dwarka Kalantry CPA) has opined on your financial statements as of and for the year ended December 31, 2010. Rule 8-02 of Regulation S-X requires you to file audited financial statements for your most recent two fiscal years. Please amend your Form 10-K to include an audit report that opines on your financial statements as of and for the fiscal year ended December 31, 2009.

5.   We also note that you present the cumulative financial data covering the period from your inception (January 18, 2005) through December 31, 2010, which are not identified in the audit opinion. If the financial statements for the cumulative period have not been audited, clearly mark them as unaudited. Otherwise, please obtain a revised audit report from your auditor that contains clarifying language in the introductory and opinion paragraphs that they have audited the cumulative financial data to correspond with the presentation of your financial statements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at

(202) 551-3584 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director